Filed By VeriChip Corporation
Pursuant To Rule 425 Under
The Securities Act of 1933, As Amended
Subject Company: Steel Vault Corporation
Commission File No.: 333-161991
VeriChip Corporation and RECEPTORS LLC Announce Further Scientific
and Technology Details of Phase II Development for In Vivo Glucose-Sensing RFID Microchip
The companies expect Phase II will demonstrate a glucose concentration response in the presence of blood and interstitial fluid matrix components
Glucose-sensing microchip being developed with partner RECEPTORS LLC could eliminate the need for millions of diabetics to prick their fingers multiple times per day
DELRAY BEACH, FL, and CHASKA, MN — October 14, 2009 — VeriChip Corporation (“VeriChip”) (NASDAQ: CHIP) and its development partner RECEPTORS LLC, a technology company whose AFFINITY by DESIGN™ chemistry platform can be applied to the development of selective binding products, announced today further scientific and technology details of the development of Phase II of its in vivo glucose-sensing RFID microchip. The goal of Phase II is to develop a proof-of-principal sensing system consisting of a Combinatorial Artificial Receptors Array (CARA™) modified support and its complementary fluorophore labeled synthetic competitor agent. The companies expect that this sensing system will demonstrate a glucose concentration response in model blood and interstitial fluid matrices.
Phase II is expected to be completed in the second quarter of 2010 and will build on Phase I, which successfully demonstrated the bench-top format application of the glucose-sensing system to the detection of glucose levels. Phase II will include expanding on the synthetic competitor agent and CARA binding environment preparation and screening protocols using optimized array and bead workflows. The companies expect that it will optimize candidate glucose-sensing systems for sensitivity and selectivity incorporating model matrices into the screen and workflow process. The companies also expect that Phase II will optimize binding environment and competitor agent synthesis, incorporate cut-off membrane technology and demonstrate a bench-scale fluorescence system prototype.
Robert E. Carlson, Ph.D., President and Chief Science Officer at RECEPTORS LLC, said, “The success of the Phase I proof-of-concept study laid the foundation for the development of a stable and sensitive glucose sensing system. Phase II will build on that success by focusing on the development of a bench scale system prototype that incorporates all of the critical components necessary to demonstrate glucose sensing in the presence of model blood and interstitial fluid matrices. We believe the product of Phase II will be a fully functional, bench scale prototype of the glucose sensing system.”
The companies believe their closed cycle glucose-sensing system will succeed where other in vivo glucose-sensing device development programs have failed due to several critical factors:
•	the CARA™ and competitor agent components are being built from stable synthetic (versus biomolecule) building blocks;

•	the closed-cycle sensing system will not require any external materials or reagents, this is a direct consequence of RECEPTORS’ stable binding and competitor technology platforms;

•	the closed-cycle sensing system has been designed around components that incorporate biocompatible functionality as an integral part of the sensing system, not as an afterthought or add-on; and

•	the competitor agents have been designed to maximize mass change on glucose binding as a foundation for effective signal transduction and, as a consequence, operation of the electronics and the in vivo device.
According to the American Diabetes Association, there are 23.6 million people in the United States, or 8 percent of the population, who have diabetes. Furthermore, the total prevalence of diabetes increased 13.5 percent from 2005 to 2007. The successful development and commercialization of VeriChip’s glucose-sensing microchip could negate the need for diabetics to draw blood samples multiple times each day to read their blood glucose levels. Instead, VeriChip believes that patients implanted with the glucose-sensing microchip, if successfully developed, could get a rapid reading of their blood sugar with a simple wave of a handheld scanner.
On October 7, 2009, VeriChip announced it received an exclusive license to RECEPTORS’ Patent No. 7,504,364 titled “Methods of Making Arrays and Artificial Receptors” and Patent No. 7,469,076 “Sensors Employing Combinatorial Artificial Receptors,” to use in conjunction with VeriChip’s Patent No. 7,125,382 entitled “Embedded Bio-Sensor System,” to develop an in vivo glucose-sensing RFID microchip.
The partners published a white paper in December 2007 entitled, “Development of an Implantable Glucose Sensor,” which is available at www.verichipcorp.com.
About RECEPTORS LLC
RECEPTORS LLC develops SMART MATERIALS products for laboratory, clinical, industrial hygiene and healthcare use that selectively capture and measure chemical, biochemical and cellular targets from complex biological, environmental or industrial samples. The Company’s patented AFFINITY by DESIGN™ platform has broad applicability, ranging from the isolation of disease pathway proteins for drug discovery and production of therapeutic antibodies, to the capture of bacteria and viruses for disinfection and diagnostic purposes. RECEPTORS LLC is a private company based in suburban Minneapolis, Minnesota. For further information please visit http://www.receptorsllc.com.
About VeriChip Corporation
VeriChip Corporation, headquartered in Delray Beach, Florida, has developed the VeriMed™ Health Link System for rapidly and accurately identifying people who arrive in an emergency room and are unable to communicate. This system uses the first human-implantable passive RFID microchip and corresponding personal health record, cleared for medical use in October 2004 by the United States Food and Drug Administration.
On September 8, 2009, VeriChip Corporation announced it agreed to acquire Steel Vault Corporation (OTCBB: SVUL) to form PositiveID Corporation. PositiveID will provide identification technologies and tools to protect consumers and businesses. The companies expect the merger to close in the fourth quarter of 2009.
For more information on VeriChip, please call 1-800-970-2447, or e-mail info@verichipcorp.com. Additional information can be found online at www.verichipcorp.com.

Statements about VeriChip’s future expectations, including the expectation that Phase II will demonstrate a glucose concentration response in the presence of blood and interstitial fluid matrix components, the ability of the glucose-sensing microchip being developed with partner RECEPTORS LLC to eliminate the need for millions of diabetics to prick their fingers multiple times per day and get a rapid reading of their blood sugar with a simple wave of a handheld scanner, the likelihood that Phase II will be completed in the second quarter of 2010, the ability of RECEPTORS LLC to complete the Phase II goal, the expectation that Phase II will optimize candidate glucose-sensing systems for sensitivity and selectivity incorporating model matrices into the screen and workflow process and also optimize the binding environment and competitor agent synthesis, incorporate cut-off membrane technology and demonstrate a bench-scale fluorescence system prototype, the belief that the product of Phase II will be a fully functional, bench scale prototype of the glucose sensing system, the expectation that RECEPTORS’ closed cycle glucose sensing system will succeed, and all other statements in this press release other than historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties and are subject to change at any time, and VeriChip’s actual results could differ materially from expected results. These risks and uncertainties include the Company’s ability to successfully develop and commercialize the microchip, the market acceptance of the microchip, the Company’s and RECEPTORS’ ability to develop a microchip, the validity, scope and enforceability of the Company’s patents and those related to the microchip, the protection afforded by the Company’s patents and those related to the microchip, the Company’s ability to complete the development phases in certain time frames, government regulations relating to the microchip, the Company’s ability to fund the continued development of the microchip, the timing and success of submission, acceptance and approval of required regulatory filings; as well as certain other risks. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s various filings with the Securities and Exchange Commission, including those set forth in the Company’s 10-K filed on February 12, 2009, under the caption “Risk Factors.” The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.
Additional Information and Where to Find It
On September 8, 2009, VeriChip and Steel Vault issued a joint press release announcing the signing of an Agreement and Plan of Reorganization, among VeriChip, Steel Vault and VeriChip Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of VeriChip (the “Acquisition Subsidiary”), pursuant to which the Acquisition Subsidiary will be merged with and into Steel Vault, with Steel Vault surviving and becoming a wholly-owned subsidiary of VeriChip (the “Merger”). Upon the consummation of the Merger, each outstanding share of Steel Vault’s common stock will be converted into 0.5 shares of VeriChip common stock.
In connection with the Merger, VeriChip filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will contain a Joint Proxy Statement/Prospectus of VeriChip and Steel Vault. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully because they contain important information about VeriChip, Steel Vault and the proposed transaction. The Joint Proxy Statement/Prospectus and other relevant materials (when they become available), and any other documents filed with the SEC, may be obtained free of charge at the SEC’s web site (www.sec.gov). In addition, investors and security holders may obtain a free copy of other documents filed by VeriChip or Steel Vault by directing a written request, as appropriate, to VeriChip at 1690 South Congress Avenue, Suite 200 Delray Beach, Florida 33445, Attention: Investor Relations, or to Steel Vault at 1690 South Congress Avenue, Suite 200 Delray Beach, Florida 33445, Attention: Investor Relations. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed transaction.
VeriChip, Steel Vault and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.
Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus referred to above. Additional information regarding the directors and executive officers of VeriChip is also included in VeriChip’s Form 10-K, which was filed with the SEC on February 12, 2009. Additional information regarding the directors and executive officers of Steel Vault is also included in Steel Vault’s proxy statement (Form DEF 14A) for the 2009 annual meeting of Steel Vault’s stockholders, which was filed with the SEC on February 9, 2009, as amended. These documents are available free of charge at the SEC’s website (www.sec.gov) and by contacting Investor Relations at the addresses above.
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Contact:
Allison Tomek
561-805-8008
atomek@verichipcorp.com